# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: biote Corp., CIK 0001819253
CUSIP: 090683103
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1875 W. WALNUT HILL LN #100, IRVING, Texas (TX), 75038
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-23-001486
Filed by CIK 0001399386

## Reporting persons
- Bandera Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 707,067; shared voting power 0; sole dispositive power 707,067; shared dispositive power 0; aggregate amount beneficially owned 707,067 (2.5% of the class)
- Bylinsky Gregory: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 707,067; sole dispositive power 0; shared dispositive power 707,067; aggregate amount beneficially owned 707,067 (2.5% of the class)
- Gramm Jefferson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 707,067; sole dispositive power 0; shared dispositive power 707,067; aggregate amount beneficially owned 707,067 (2.5% of the class)

## Item 1. Issuer
Name of issuer: biote Corp.

## Item 2. Person Filing
Name of person filing:
This statement is filed by Bandera Partners LLC, a Delaware limited liability company ("Bandera Partners"), Gregory Bylinsky and Jefferson Gramm. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Bandera Partners and Messrs. Bylinsky and Gramm are filing this Statement with respect to the 707,067 shares of Class A Common stock, par value $0.0001 per share, of the Issuer (the "Shares") directly held by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership ("Bandera Master Fund").

Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Shares held by Bandera Master Fund by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of such Shares. Messrs. Bylinsky and Gramm are Managing Members of Bandera Partners and may be deemed to beneficially own the Shares held by Bandera Master Fund.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares that it or he does not directly own. Without limiting the foregoing sentence, Bandera Master Fund specifically disclaims beneficial ownership of the Shares held by it by virtue of its inability to vote or dispose of such Shares.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 138 Atlantic Avenue, Brooklyn, New York 11201.
Citizenship: Bandera Partners is organized under the laws of the State of Delaware. Each of Messrs. Bylinsky and Gramm is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
All ownership information reported in this Item 4 is as of the close of business on September 30, 2026.

Bandera Partners LLC
707,067 Shares

Gregory Bylinsky
707,067 Shares

Jefferson Gramm
707,067 Shares
Percent of class:
Bandera Partners LLC
2.5% (based on 28,677,589 Shares outstanding as of August 5, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026)

Gregory Bylinsky
2.5% (based on 28,677,589 Shares outstanding as of August 5, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026)

Jefferson Gramm
2.5% (based on 28,677,589 Shares outstanding as of August 5, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026)
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on June 13, 2023.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bandera Partners LLC: /s/ Gregory Bylinsky, Gregory Bylinsky, Managing Member (11/12/2026)
- Bylinsky Gregory: /s/ Gregory Bylinsky, Gregory Bylinsky (11/12/2026)
- Gramm Jefferson: /s/ Jefferson Gramm, Jefferson Gramm (11/12/2026)